UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Voice Mobility International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

928622-10-9
(CUSIP Number)

copy to: Harry Chan Voice Mobility International, Inc. 100 - 4190 Lougheed Hwy Burnaby, BC, V5C 6A (604) 675-7614
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     ☐.

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	928622-10-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William E. Krebs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,111,771 including 5,882,140 Series C Non Voting Convertible Preferred Shares and 100,000 options which are convertible/exercisable within the next 60 days(1)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
10,111,771 including 5,882,140 Series C Non Voting Convertible Preferred Shares and 100,000 options which are convertible/exercisable within the next 60 days(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,111,771 including 5,882,140 Series C Non Voting Convertible Preferred Shares and 100,000 options which are convertible/exercisable within the next 60 days(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% based on 68,570,711 shares of common stock issued and outstanding as of July 15, 2009, assuming conversion of 5,882,140 Series C Non Voting Convertible Preferred Shares and exercise of 100,000 stock options which are convertible/exercisable within the next 60 days.

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Consisting of 626,500 shares of common stock directly held, 2,593,131 shares of common stock held by the spouse of Mr. Krebs, 910,000 shares of common stock held by a company wholly owned by the spouse of Mr.

Krebs, 100,000 stock options exercisable within the next 60 days, 114,285 Series C Non Voting Convertible Preferred Shares directly held and 5,767,855 Series C Non Voting Convertible Preferred Shares held by the spouse of Mr. Krebs.

Item 1.	Security and Issuer
(a)	Name and Address of Principal Executive Office of Issuer:

Voice Mobility International, Inc. a Nevada corporation (the “Issuer”).

100 - 4190 Lougheed Hwy

Burnaby, BC, Canada, V5C 6A8

(b)	Title and Class of Equity Securities:

Common Stock par value $0.001 per share (the “Common Stock”) of the Issuer.

Item 2.	Identity and Background
(a)	Name:

William E. Krebs

(b)	Business address:

c/o Voice Mobility International, Inc.

100 - 4190 Lougheed Hwy

Burnaby, BC, Canada, V5C 6A8

(c)

Mr. Krebs is a business who has served as a director and officer on several companies that provide consulting services and investment capital and companies which dealt with wireless broadband technology.

(d)	During the last five years, Mr. Krebs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(e)

During the last five years, Mr. Krebs was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Krebs is a citizen of Canada.
Item 3.	Source and Amount of Funds or Other Considerations

The Issuer entered into an exchange agreement with Voice Mobility Inc., a wholly-owned operating subsidiary of the Issuer, and seven persons who held a principal amount of Cdn$6,737,601 pursuant to a number of secured promissory notes issued by the Issuer’s operating subsidiary. On June 30, 2009, the holders exchanged the principal amount underlying the promissory notes for an aggregate issuance of 19,250,280 convertible preferred shares of the Issuer at a rate of Cdn$0.35 per preferred share. Mr. Krebs was issued an aggregate of 5,882,140 Series C Non Voting Convertible Preferred Shares, of which 5,767,855 of these shares are held by his spouse. The Series C Non Voting Convertible Preferred Shares are convertible by the holder at any time for one share of Common Stock of the Issuer.

Depending on market conditions and other factors, Mr. Krebs may acquire additional shares of the Issuer’s Common Stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise, and in accordance with applicable securities laws.

Item 4.	Purpose of Transaction

Mr. Krebs acquired the Series C Non Voting Convertible Preferred Shares in exchange for the elimination of Cdn$2,033,750 in debt pursuant to secured promissory notes issued by the Issuer’s wholly-owned operating subsidiary, Voice Mobility Inc., to Mr. Krebs and his spouse. In the future, Mr. Krebs may, depending upon market conditions and other factors, acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the Common Stock that Mr. Krebs beneficially owns or hereafter may acquire.

As of the date hereof, except as described above, Mr. Krebs does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

On June 30, 2009, Mr. Krebs acquired 5,882,140 Series C Non Voting Convertible Preferred Shares, of which 5,767,855 of these shares are held by his spouse. The Series C Non Voting Convertible Preferred

Shares are convertible at anytime into shares of Common Stock of the Issuer. These shares were issued in exchange for the elimination of a total of Cdn$2,033,750 in debt pursuant to secured promissory notes issued by the Issuer’s wholly-owned operating subsidiary, Voice Mobility Inc., to Mr. Krebs and his spouse.

Mr. Krebs is the beneficial owner of 10,111,771 shares of Common Stock, assuming conversion of 5,882,140 Series C Non Voting Convertible Preferred Shares and exercise of 100,000 options which are convertible/exercisable within the next 60 days, representing approximately 14.7% of the outstanding shares of Common Stock.

Mr. Krebs has sole voting and disposition power of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2009	/s/ William E. Krebs
Signature
William E. Krebs
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CW2726602.1